Exhibit 99.6

- 0 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF YIRENDAI LTD. (Continued and to be signed on the reverse side) 14475 1.1

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF YIRENDAI LTD. September 30, 2019 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM EST on September 24, 2019. Please detach along perforated line and mail in the envelope provided. 00030000000000000000 4 093019 Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Issues presented for consideration by the Extraordinary General Meeting of Shareholders on September 30, 2019. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. It is resolved as a special resolution: THAT the change of the Company’s legal name from “Yirendai Ltd.” to “Yiren Digital Ltd.”, which has been approved by the resolutions of the Company's board of directors, be and herby is, authorized and approved, and the Company's memorandum and articles of association, be and hereby is, amended to reflect the change of the Company's legal name; and THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit. . Signature of Shareholder Date: Signature of ShareholderDate: